SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”)
Relation with the issuer	Petrobras holds a 47.03% interest in Braskem’s voting capital and 36.11% of its total capital
Object	Purchase and Sale of Gasoline A, supplied by Braskem to Petrobras.
Main terms and conditions

The sale of Gasoline A produced by Braskem in its units in the Camaçari (BA), Mauá (SP) and Triunfo (RS) Petrochemical Complexes.

Validity: 30 days from the day 26.02.2016 or until the total delivery of trading volumes.

Date of contract signature	Febraury 26, 2016
Eventual participation of the other party, its partners or administrators in the issuer’s decision process or in the negotiation of the transaction as representatives of the issuer

Petrobras, its partners and administrators did not participate in the negotiations as representatives of the issuer. The transaction is part of the operation that was deliberated by the Board of Directors of Braskem S.A., four of whose eleven members are appointed by Petrobras.

Detailed justification on the reasons why the issuer’s management believes that the transaction complied with commutative conditions or provides for proper compensatory payment	The commercial conditions agreed upon with Petrobras reflect the market conditions for the sale of Gasoline A in the domestic market, assuring commutativity of the transaction for both parties.

COMMUNICATION OF TRANSACTIONS BETWEEN RELATED PARTIES

Parties	Braskem S.A. (“Braskem” or “Issuer”) and Usina Conquista do Pontal S.A. (UCP), Agro Energia Santa Luzia S.A. (USL) and Odebrecht Agroindustrial Participações S.A (ODB Agro Par).
Relationship with the Issuer	UCP, USL and ODB Agro Par are indirect subsidiaries of Odebrecht S.A., which is the indirect parent company of the Issuer.
Purpose	Agreement for the Supply of Hydrous Ethyl Alcohol.
Main terms and conditions	Agreement to guarantee the supply of a volume of the raw material - Hydrous Ethyl Alcohol to the Issuer. Duration: until April 30, 2017 Other terms and conditions: Subject to confidentiality clause.
Date of execution of the agreement	March 01, 2016
Any participation of counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

UCP, USL and ODB Agro Par and/or their representatives and/or executives did not participate in the negotiation as representatives of the Issuer or in the contracting decision process of the Issuer.

One of the Issuer’s executives is an Alternate Director of Odebrecht AgroIndustrial S.A., parent company of ODB Agro Par, and has not participated in any meeting of the Board of Directors of this Company.

Detailed justification of the reasons why the management of the issuer believes the transaction observed commutative conditions or expects adequate compensatory payment

The commercial conditions agreed between the parties reflect market conditions for the sale of Hydrous Ethyl Alcohol in Brazil’s domestic market, ensuring that the operation was commutative for both parties.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2016
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.